RedCloud Holdings plc
50 Liverpool Street
London, EC2M 7PY
United Kingdom

VIA EDGAR

February 26, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jenna Hough and Mara Ransom

Re:	RedCloud Holdings plc
Amendment No. 4 to Registration Statement on Form F-1
Filed February 18, 2025
File No. 333-283012

Dear Ms. Hough and Ms. Ransom:

RedCloud Holdings plc (the “Company,” “we,” “our” or “us”) hereby submits its response to the comment letter received from the staff (the “Staff”, “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”), dated February 21, 2025, regarding the Company’s Amendment No. 4 to Registration Statement on Form F-1 (the “Registration Statement”) submitted to the Commission on February 18, 2025. Changes to such Registration Statement have been incorporated into a Registration Statement, which is being submitted concurrently with the submission of this response letter.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed each comment with the Company’s response.

Amendment No. 4 to Registration Statement on Form F-1

Capitalization, page 37

1.	You state that $41,514,458 and $14,945,342 in debt were converted in the table that presents your capitalization on a pro forma basis. Please provide a reconciliation of these amounts to the total debt balance that existed as of June 30, 2024. To the extent the difference is attributable to interests or amortization of debt discount, tell us how such difference is reflected in the pro forma accumulated deficit.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 37 of the Registration Statement.

Principal Shareholders, page 82

2.	Revise your disclosure to clarify the number of shares issuable to each shareholder who is a party to the Amended and Restated Loan Capitalization Agreement, as the quantified amounts in the table do not appear to take this issuance into account even though the introductory paragraph and related footnotes acknowledge otherwise. Also, revise to state that certain of your officers and directors have provided indications of interest to purchase in this offering, identify those potential investors and quantify the indication of interest.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 82 of the Registration Statement.

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Justin Grossman, Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Sincerely,

By:	/s/ Justin Floyd
Name:	Justin Floyd
Title:	Chief Executive Officer

cc:	Justin Grossman, Esq.